Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Capital-Force ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

27441 Tourney Rd., Suite 260
Valencia, CA 91355

Telephone Number (including area code):

(661) 347-0202

Name and Address of agent for service of process:

Morrison Warren

Chapman and Cutler LLP
320 South Canal Street

Chicago, IL 60606

With copies to:

Edward Keiley CCO

Capital-Force ETF Trust

27441 Tourney Road #260

Valencia, CA  91355

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Valencia and State of California on the 13th day of January, 2026.

Capital-Force ETF Trust
(Name of Registrant)

By:	/s/ Mark MacArthur
	Name:	Mark MacArthur
	Title:	Trustee, President and Chief Executive Officer

Attest:	/s/ Edward Keiley
	Name:	Edward Keiley
	Title:	Secretary, Chief Compliance Officer and Chief AML Officer